January 30, 2007

VIA EDGAR AND COURIER

Mr. Michael Clampitt

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 0408

Washington, DC 20549

Re:	Sugar Creek Financial Corp.

Form SB-2

File No. 333-139332

Filed December 14, 2006

Dear Mr. Clampitt:

On behalf of Sugar Creek Financial Corp. (“Sugar Creek Financial” or the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2 (the “Amended Registration Statement), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form SB-2 filed on December 14, 2006 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on January 11, 2006. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the documents have been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”). A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, has been included with this filing.

Change of Investment Allocation Form

1.	Please consider revising the second paragraph at item 4, on page ii, to clarify what you mean.

Mr. Michael Clampitt

U.S. Securities and Exchange Commission

January 30, 2007

Response to Comment No. 1

The requested change has been made. See page ii of the prospectus supplement.

The Companies, page 1

2.	As included in the appraisal, please disclose here and on page 32 that the total population of your primary market area is 37,000. Please also disclose here that your primary market area is agriculturally-based.

Response to Comment No. 2

The requested changes have been made. See pages 1 and 38.

How we determined the offering range, page 3

3.	Please give your understanding as to why the price to earnings and price to book values seem to be at odds.

Response to Comment No. 3

The requested change has been made. See page 4.

After-Market Performance…, page 6

4.	Please include an additional line item at the bottom of the table to show average figures for the OTCBB listed companies. Also, consider deleting the median values, here and in the prior tables. This information does not appear to be material and may be distracting for an ordinary reader.

Response to Comment No. 4

The requested changes have been made. See pages 4, 5 and 6.

A downturn in the local economy could hurt our profits, page 14

5.	Please replace the term “realignment” with closing. Also, disclose whether or not you have any particular reason to believe that this base might be closed or significantly reduced in manpower.

Mr. Michael Clampitt

U.S. Securities and Exchange Commission

January 30, 2007

Response to Comment No. 5

The requested changes have been made. See page 14.

Federal Home Loan Bank of Chicago…, page 15

6.	Here and in the body of the text, please disclose whether or not you wish to sell your excess stock and, if so, how much and whether this appears possible. We note on page 41 that you have “submitted a redemption form,” but the full meaning of this does not seem clear.

Response to Comment No. 6

The requested changes have been made. See pages 15 and 48.

We have broad discretion in investing…, page 17

7.	This risk factor seems to address two separate concerns - the general discretion you have in placing the offering proceeds and your ability to place them as desired in a timely manner. Please consider addressing these risks separately.

Response to Comment No. 7

The risk factor has been revised to focus the disclosure on the risk that is specific to the Company and not a risk that is general to most offerings. See page 17.

8.	Given the lack of any specific use of the proceeds, please indicate the amount of time you feel it will take to put these funds to use, if you have developed such a figure. This is particularly true with respect to funds you hope to lend out, given the level of loan demand you are experiencing and the capacity of your market to absorb these funds. We note the reference at the top of page 71 to “the amount of capital we can effectively deploy,” but, here again, the full meaning of the disclosure does not seem clear.

Response to Comment No. 8

The requested change has been made. See page 17.

9.	Please discuss, where appropriate, whether or not you plan to continue with the FHLB of Chicago after this offering and, if you do, whether you plan to continue at the same level of borrowing.

Mr. Michael Clampitt

U.S. Securities and Exchange Commission

January 30, 2007

Response to Comment No. 9

The requested change has been made. See page 42.

Management’s Discussion and Analysis of Results of Operations and Financial Condition Balance Sheet Analysis: Loans

Table 2: Contractual Maturities and Interest Rate Sensitivity, page 40

10.	Please revise your tabular presentation of contractual maturities and interest rate sensitivity to also include the applicable data as of March 31, 2006. Refer to Item III(B) of Industry Guide 3.

Response to Comment No. 10

The requested change has been made. See page 47.

Noninterest Income, page 45

11.	We note you exchanged shares of stock that you owned in your data processor for cash in a merger resulting in a reported gain of $345,166 during fiscal year 2006. Please provide us with the following additional information regarding this transaction:

•	the date of the exchange, number of shares exchanged, and market value per share;

•	the total cash proceeds you received;

•	how you accounted for the investment prior to the exchange;

•	the reported carrying value of the investment prior to the exchange and how that carrying value was determined (i.e., cost, fair value, equity method investment);

•	where you reported the investment on your consolidated balance sheets; and

•	the amounts paid to the data processor for services during 2005 and 2006.

Response to Comment No. 11

Tempo Bank exchanged 2,000 shares of Class A common stock of Intrieve, Incorporated (“Intrieve”) in April 2005 (a portion of the cash proceeds were held in escrow). The market value per share was $171.94, based on the initial payment. Total cash proceeds received in connection with the exchange of Intrieve stock were $342,880.00 in April 2005, $16,286.25 in January 2006 and $18,491.44 in April 2006.

Mr. Michael Clampitt

U.S. Securities and Exchange Commission

January 30, 2007

The investment was accounted for at cost prior to the exchange of $15,000. The investment was required under an agreement entered into in October 2000 in conjunction with a change in service bureaus. Because it was not considered marketable and since Tempo Bank was required to hold the stock as long as it was an Intrieve customer, Tempo Bank determined that it was appropriate to classify the Intrieve stock as other assets in Tempo Bank’s statement of financial condition. The initial term of the data processing agreement was seven years, and was not affected by the sale of stock.

Data processing expense recorded for the years ended March 31, 2006 and 2005 was $128,316 and $148,035, respectively. Data processing expense recorded for the six months ended September 30, 2006 and 2005 was $66,112 and $60,836, respectively.

Material Income Tax Consequences, page 87

12.	Tempo Bank does not have to disclose whether it believes the tax opinion addresses all of the material federal tax consequences. It is required that the opinion address these consequences. Please revise this disclosure to make clear that the opinion of Muldoon Murphy & Aguggia addresses all of the material federal income tax consequences to Sugar Creek Financial, your account holders and all investors who purchase stock in the offering.

Response to Comment No. 12

The requested change has been made. See page 94.

Exhibit 8.1

13.	You will need to file completed opinions rather than forms of opinions prior to effectiveness. Please file completed exhibits 5.1 and 8.1.

Response to Comment No. 13

Completed exhibits have been filed. See Exhibits 5.1 and 8.1.

14.	Please revise the first paragraph to indicate that the opinion addresses all of the material federal income tax consequences of this transaction.

Mr. Michael Clampitt

U.S. Securities and Exchange Commission

January 30, 2007

Response to Comment No. 14

The requested change has been made. See Exhibit 8.1.

15.	Please delete the first sentence of the last paragraph. Otherwise, revise the text to make clear that all investors in this offering can rely upon the opinion. This includes, for example, investors in the community and syndicated community offerings and by “any other purchase arrangements.”

Response to Comment No. 15

The requested change has been made. See Exhibit 8.1.

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Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned at (202) 686-4921.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Sean P. Kehoe
Sean P. Kehoe

Enclosures

cc:	David Lyon, Securities and Exchange Commission

Sharon Blume, Securities and Exchange Commission

Amanda Roberts, Securities and Exchange Commission

Robert J. Stroh, Jr., Sugar Creek Financial Corp.

Paul M. Aguggia, Esq.

Kelli C. Provenzano, Esq.

January 30, 2007

VIA FEDERAL EXPRESS

Office of Thrift Supervision

Southeast Regional Office

Attn: Applications Filing Room

1475 Peachtree Street, N.E.

Atlanta, Georgia 30309

Re:	Notice of Mutual Holding Company Reorganization on Form MHC-1, Application for Approval of a Minority Stock Issuance by a Savings Association Subsidiary of a Mutual Holding Company on Form MHC-2 and Holding Company Application on Form H-(e)1-S filed on behalf of Sugar Creek MHC OTS No. H-4366, Sugar Creek Financial Corp. OTS No. H-4367, and Tempo Bank OTS No. 5636, Trenton, Illinois

Dear Sir or Madam:

On behalf of Tempo Bank (the “Bank”), Sugar Creek Financial Corp. (the “Company”) and Sugar Creek MHC (the “MHC”), enclosed please find one (1) original and two (2) copies of Amendment No. 1 to the Notice of Mutual Holding Company Reorganization on Form MHC-1 (“Amended Form MHC-1”). Please be advised that three (3) conformed copies of Amended Form MHC-1 have been filed with the Applications Filing Room in Washington, D.C. pursuant to 12 C.F.R. §575.13(c)(2) and 12 C.F.R. § 516.40.

Additionally, enclosed please find three (3) conformed copies of Amendment No. 1 to the Application for Approval of a Minority Stock Issuance by a Savings Association Subsidiary of a Mutual Holding Company on Form MHC-2 pursuant to 12 C.F.R. §575.13(c)(2) and 12 C.F.R. § 563b.155 (“Amended Form MHC-2”). Please be advised that one (1) original and three (3) conformed copes of Amended Form MHC-2 have been filed with the Applications Filing Room in Washington, D.C.

The Amended Applications are marked for your convenience to indicate changes from the initial filing of such Applications on December 14, 2006.

Please note that Amended Form MHC-1 and Amended Form MHC-2 are being filed in response to the Staff’s legal comments issued by letter dated January 16, 2007 and the Staff’s accounting comments issued by telephone on January 17, 2007. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses. The prospectus reflects revised disclosure in response to comments received from the Securities and Exchange

Office of Thrift Supervision

January 30, 2007

Commission (the “SEC”) on a Registration Statement on Form SB-2 filed by the Company. A copy of the SEC response letter, which includes all SEC comments and the Company’s responses, has been included with this letter.

Legal Comments Received by Letter Dated January 16, 2007

Comment No. 1

Please refer to Item 8. Charter and Bylaws. Please refer to paragraph 1. section A. Mutual Holding Company especially regarding the rules by which a meeting will be conducted. The section (in the respective MHC, Holding Company and Savings Bank’s bylaws) should provide for the rules to be written and available to members or shareholders, as appropriate, prior to and at the meeting to which the rules will apply.

Response to Comment No. 1

The bylaws for all three entities have been revised. See Exhibits 2(c)(iii), 2(c)(v) and 2(c)(vii) to Amended Form MHC-1.

Comment No. 2

Please refer to Tab 13. Proxy Statement and Proxy Card. Please refer to the third paragraph under the caption “Effects of Reorganization on Depositors, Borrowers, and Members.” Please state what matters the MHC would not vote on, i.e., what matters would be voted on by minority shareholders only.

Response to Comment No. 2

The requested change has been made. See page 5 of the proxy statement.

Comment No. 3

Please refer to Tab 13. Proxy Statement and Proxy Card. Please provide a draft of the proxy card.

Response to Comment No. 3

A draft of the proxy card is included at Tab 7 of Amended Form MHC-1.

Office of Thrift Supervision

January 30, 2007

Comment No. 4

Please provide a list indicating the amount of eligible deposits by state to indicate the potential states for solicitation of subscriptions.

Response to Comment No. 4

Enclosed herewith is a report that summarizes the depositors by state. Those states shown in bold are the states in which the securities will be offered. The states in which the securities are being registered include all states in which Tempo Bank had 7 or more depositors as of the eligibility record date, aggregate deposit balances of $20,000 as of the eligibility record date and certain additional states requested by Keefe Bruyette & Woods, Inc. for the purpose of conducting a syndicated community offering, if necessary.

Comment No. 5

Please refer to the Prospectus, and specifically, the third risk factor on page 17. Please state what matters the MHC would not vote on, i.e., what matters would be voted on by minority shareholders only.

Response to Comment No. 5

The requested change has been made. See page 17.

Comment No. 6

Daniel S. Reilly answered “yes” to question 5 on the Applicant Certification OTS Form 1606 but did not provide supporting information. Please have Mr. Reilly provide detailed information to support this answer.

Response to Comment No. 6

The requested information is included with this filing in the Confidential Attachment.

Comment No. 7

Please include the information requested during your January 12, 2007, 2:00 pm conference call with Alan Faircloth and Valarina Oliver-Dumont of the Southeast Region regarding the Employment and Severance Plan Agreements.

Office of Thrift Supervision

January 30, 2007

Response to Comment No. 7

The requested changes were made to the employment agreements and the severance plan. See Exhibits 10.3, 10.4 and 10.5 to the Pre-Effective Amendment No. 1 to the Form SB-2 filed as Exhibit 5(b) to Amended Form MHC-2.

Comment No. 8

Please provide a copy of the affidavit of publication.

Response to Comment No. 8

Copies of the affidavit of publication are attached.

Accounting Comments

Comment No. 1

Front page – On Form AC, must state that this is a small business issuer (it is on the SB-2, but apparently not on the Form AC).

Response to Comment No. 1

The requested change has been made.

Comment No. 2

Page 95 – Index to Financial Statements – provide holding company financial statements or explain why not provided.

Response to Comment No. 2

The Company is being formed in connection with the mutual holding company reorganization of the Bank and will not exist until the closing of the reorganization.

Comment No. 3

Consent Letter – Need OTS consent (consent provided was SEC consent).

Office of Thrift Supervision

January 30, 2007

Response to Comment No. 3

The OTS consent was previously provided as Exhibit 6(a)(ii) at Tab 12 of the Form MHC-1 and Exhibit 4(b) at Tab 4 of the Form MHC-2.

Comment No. 4

F3 – “Provision for loan losses” – Change to “Provision (credit) for loan losses.”

Response to Comment No. 4

The requested change has been made. See page F-3.

Comment No. 5

F5 – “Decrease in other assets” – Change to “Decrease (increase) in other assets.”

Response to Comment No. 5

The requested change has been made. See page F-5.

Comment No. 6

F10 – State whether no impaired loans under SFAS No. 5 and/or SFAS No. 114.

Response to Comment No. 6

The requested change has been made. See page F-10.

Comment No. 7

F12 – State that generally, no insurance for deposits in excess of $100,000.

Response to Comment No. 7

The requested change has been made. See page F-12.

Comment No. 8

F16 – Disclose interest rate range for fixed-rate commitments.

Office of Thrift Supervision

January 30, 2007

Response to Comment No. 8

The requested change has been made. See page F-16.

Comment No. 9

P22 – Bullet four – disclose acquisition plans or consider deleting comment if no such plans.

Response to Comment No. 9

The bullet point has been revised to clarify that, while such acquisitions may be a possible use of proceeds, the Company has no acquisition plans at this time. See page 28.

Comment No. 10

P25 – Add footnote 3 to this table to disclose $6,175 includes $130 allowance for loan losses.

Response to Comment No. 10

The requested change has been made. See page 31.

Comment No. 11

P24/P25 – Double check to ensure ESOP loans deducted from capital calculations.

Response to Comment No. 11

The ESOP loans have been deducted from capital calculations.

Comment No. 12

P28 – Proforma stockholders’ equity for midpoint of $9,082 must not conflict with amount on page 24 of $9,081.

Response to Comment No. 12

The requested change has been made. See page 34.

Office of Thrift Supervision

January 30, 2007

Comment No. 13

F10 – Provide information on insider loan to ensure no loans were made to purchase conversion stock.

Response to Comment No. 13

Please see the attached schedule regarding loans to executive officers and directors.

Comment No. 14

Provide copy of SEC comment letter.

Response to Comment No. 14

A copy of the SEC comment letter was previously provided via facsimile to Roger Smith. A copy of the Company’s response letter is attached.

Comment No. 15

Provide supplemental information that the Bank has no loans affected by recent hurricanes.

Response to Comment No. 15

The Bank has no loans that have been affected by recent hurricanes.

Comment No. 16

OTS reminds the working group of the “135 day stale date rule.”

Response to Comment No. 16

The comment is noted.

Comment No. 17

Provide black-lined amendment.

Response to Comment No. 17

The amended filings have been marked to show changes.

Office of Thrift Supervision

January 30, 2007

Comment No. 18

Provide updated accountant’s consent.

Response to Comment No. 18

An updated accountant’s consent has been filed at Exhibit 6(a)(ii) of the Amended Form MHC-1 and Exhibit 4(b) of the Amended Form MHC-2.

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Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions or further comments, please contact the undersigned at 202.686.4921.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Sean P. Kehoe
Sean P. Kehoe

Enclosures

cc:	Donald W. Dwyer, Office of Thrift Supervision - DC

Lane Langford, Office of Thrift Supervision - DC

Gary Jeffers, Office of Thrift Supervision - DC

Valarina Oliver-Dumont, Office of Thrift Supervision - SE

Robert J. Stroh, Sugar Creek Financial Corp.

Paul M. Aguggia, Esq., Muldoon Murphy & Aguggia LLP

Sean P. Kehoe, Esq., Muldoon Murphy & Aguggia LLP

Kelli C. Provenzano, Esq. Muldoon Murphy & Aguggia LLP

Applications Filing Room - Southeast Regional Office, OTS (3 copies)

Applications Filing Room - Washington, DC, OTS (3 copies)